     Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following update was posted to The Gillette Company’s internal web site:

Gillette is announcing the appointment of a Gillette GBU Transition Integration Team. This team will manage the integration work and planning with a P&G team for the Blades & Razors, Duracell and Braun businesses, which will be part of the new Gillette GBU. It will also manage the contacts between the two companies from a Gillette perspective until the transaction is approved/closed. Gillette and P&G discussions will take place under the guidelines established by the Global Integration Team. The overall objective of the team is to:

Integrate the new Gillette GBU into P&G Post-closing in a way which ensures we sustain business momentum immediately upon closing, enables the success of Gillette’s employees, and accelerates results by leveraging the best of both organizations.

Key Goals include:

  Gillette GBU personnel feel confident in getting the work done and in the systems and organizational support to deliver their commitments
  Gillette GBU personnel feel welcomed, wanted and embraced as a critical part of P&G’s future short and long-term success
  Existing P&G personnel in organizations which will need to interact with the Gillette GBU (all Commercial Operations, GBS, Corporate Functions) understand and are fully ready to support the plans and systems required for the new GBU to maintain and accelerate business progress post-closing

Short-term focus will be on overall organization design choices for the GBU, critical work processes which must be integrated and functioning smoothly at close, integration of the corporate marketing functions, and clear definition of roles and responsibilities and the key interfaces between the new Gillette GBU and P&G Commercial Operations. We will collaborate closely with the Commercial Operations and other Transition Integration Teams, identifying opportunities to take advantage of each company’s capabilities to accelerate business growth and employee development. In addition, we will work closely with the Oral Care and Personal Care businesses to ensure that they are leveraging our learnings to integrate successfully into the P&G organization.

Core team members are:

Joe Schena, VP Finance & Corporate Controller	Team Leader
John Darman, VP Global Marketing Resources	Team Leader

Ronni Haston, VP HR GBMs and GMR	Team Member
Marci Sapers, VP Marketing Excellence	Team Member

Team personnel will maintain their current core duties. The GBM and Commercial Operation Presidents will be deeply involved in the work of the core team. Additionally, we will reach out to many of you over the course of the coming months for participation, insights and feedback. In the meantime, we will do our best to regularly update you on our progress.

Joe Schena	John Darman
VP Finance & Corporate Controller	VP Global Marketing Resources

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.